Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Phone: (212) 310-8000
Fax: (212) 310-8007

January 13, 2016

VIA EDGAR TRANSMISSION

Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:                             Silver Run Acquisition Corporation
Draft Registration Statement on Form S-1
CIK No. 1658566

Dear Ms. Nguyen:

On behalf of our client, Silver Run Acquisition Corporation, a Delaware corporation (the “Company”), we submit this letter in response to an oral comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated telephonically on January 7, 2016, relating to Amendment No. 1 to the Draft Registration Statement on Form S-1 of the Company (CIK No. 1658566) confidentially submitted to the Commission on December 18, 2015 (the “December 18 Draft”). We are concurrently submitting via EDGAR Amendment No. 2 to the Draft Registration Statement on Form S-1 (the “Draft Amendment”). The changes reflected in the Draft Amendment include changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of the Draft Amendment, including copies marked to show the changes from the December 18 Draft. Set forth below is the Company’s response to the Staff’s comment.

Staff’s Comment: Please clarify what the term “equity-linked securities” is intended to capture in the definition of “specified future issuance.”

Company’s Response: As discussed with the Staff, the term “equity-linked securities” is intended to capture securities convertible into or exchangeable for common equity of the Company, such as convertible debt, convertible preferred stock or a security of a subsidiary that is exchangeable for common equity of the Company. As further discussed with the Staff, the Company has no current plan to issue equity-linked securities and, as such, there are no proposed terms for any such securities. The Company may determine to issue equity-linked securities in a specified future issuance at the time of the initial business combination as part of the financing therefor.

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Please contact the undersigned at (212) 310-8870 if you have any questions or need further information.

Sincerely yours,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:                                Mark G. Papa

Chief Executive Officer and Director

Silver Run Acquisition Corporation

Lily Dang

John Cannarella

Kevin Dougherty

Securities and Exchange Commission

Paul D. Tropp, Esq.

Freshfields Bruckhaus Deringer US LLP